Mail Stop 3561

May 14, 2010

By U.S. Mail and facsimile to (978) 946-7803

James W. Pluntze
Chief Financial Officer
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810

> **Re:** **NaviSite, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed October 27, 2009**

Dear Mr. Pluntze:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director